UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: October 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Posting of Circular and Notice of General Meeting

On October 25, 2019, Motif Bio plc (the “Company”) issued a regulatory news service announcement confirming that a Circular incorporating a formal Notice of General Meeting (“General Meeting”) and the associated form of proxy are available to download from the Company’s website at www.motifbio.com and are being posted to Shareholders. The General Meeting will be held at 1.00p.m. EST (6p.m. GMT) on the 14 November 2019 at the office of Reed Smith LLP at 599 Lexington Avenue, New York, New York 10022. A copy of the regulatory new service announcement is attached herein as Exhibit 99.1.

The information contained in this report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued on October 25, 2019, entitled “Posting of Circular and Notice of General Meeting.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name:	Graham Lumsden
Title:	Chief Executive Officer

Date: October 25, 2019